UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LA JOLLA PHARMACEUTICAL COMPANY

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

503459109

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 503459109

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 133,848*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 133,848*
9	Aggregate amount beneficially owned by each reporting person. 133,848*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.9%**
12	Type of reporting person CO

*	Represents 133,848 Common Shares underlying 77.632 shares of Series C-1[2] Preferred Stock which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares. See Item 4.
**	Based on 15,378,962 shares outstanding, which is the sum of (i) 15,225,980 Common Shares reported outstanding as of November 7, 2014 in the Form 10-Q of La Jolla Pharmaceutical Company (the “Issuer”) filed November 12, 2014 and (ii) 152,982 Common Shares underlying shares of Series C-1[2] Preferred Stock, which are convertible to Common Shares.

CUSIP No. 503459109

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 133,848*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 133,848*
9	Aggregate amount beneficially owned by each reporting person. 133,848*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.9%**
12	Type of reporting person CO

*	Represents 133,848 Common Shares underlying 77.632 shares of Series C-1[2] Preferred Stock which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares. See Item 4.
**	Based on 15,378,962 shares outstanding, which is the sum of (i) 15,225,980 Common Shares reported outstanding as of November 7, 2014 in the Issuer’s Form 10-Q filed November 12, 2014 and (ii) 152,982 Common Shares underlying shares of Series C-1[2] Preferred Stock, which are convertible to Common Shares.

CUSIP No. 503459109

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 19,134*
	6	Shared voting power. -0-
	7	Sole dispositive power. 19,134*
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 19,134*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%**
12	Type of reporting person CO

*	Represents 19,134 Common Shares underlying 11.098 shares of Series C-1[2] Preferred Stock which in aggregate can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares. See Item 4.
**	Based on 15,378,962 shares outstanding, which is the sum of (i) 15,225,980 Common Shares reported outstanding as of November 7, 2014 in the Issuer’s Form 10-Q filed November 12, 2014 and (ii) 152,982 Common Shares underlying shares of Series C-1[2] Preferred Stock, which are convertible to Common Shares.

CUSIP No. 503459109

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 133,848*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 133,848*
9	Aggregate amount beneficially owned by each reporting person. 133,848*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.9%**
12	Type of reporting person IN

*	Represents 133,848 Common Shares underlying 77.632 shares of Series C-1[2] Preferred Stock which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares. See Item 4.
**	Based on 15,378,962 shares outstanding, which is the sum of (i) 15,225,980 Common Shares reported outstanding as of November 7, 2014 in the Issuer’s Form 10-Q filed November 12, 2014 and (ii) 152,982 Common Shares underlying shares of Series C-1[2] Preferred Stock, which are convertible to Common Shares.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13G initially filed on June 3, 2010 (the “Original Filing”), as amended February 14, 2012 (“Amendment No. 1”), February 12, 2013 (“Amendment No. 2”), and February 12, 2014 (“Amendment No. 3”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1, Amendment No. 2, Amendment No. 3 or this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing, as amended. This Amendment No. 4 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 133,848* Common Shares, consisting of 133,848 Common Shares underlying 77.632 shares of Series C-12 Preferred Stock that can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares (the “Ownership Limitation”). MVA beneficially owns 19,134* Common Shares, consisting of 19,134 Common Shares underlying 11.098 shares of Series C-12 Preferred Stock.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 0.9%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA represent 0.1%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the 19,134* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 133,848* Common Shares they beneficially own. MVA does not have shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 19,134* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital has shared voting and dispositive power with regard to the 133,848* Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the 19,134* Common Shares owned by it. Neither Boxer Capital, Boxer Management nor Mr. Lewis has any voting or dispositive power with regard to the Common Shares held by MVA.

*	As of February 4, 2015, the Reporting Persons may be deemed to beneficially own 152,982 Common Shares, consisting of 152,982 Common Shares underlying shares of Series C-1[2] Preferred Stock which are convertible into Common Shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated June 3, 2010, between the Reporting Persons, incorporated herein by reference to Exhibit 1 to Schedule 13G filed on June 3, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: February 13, 2015
	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

MVA INVESTORS, LLC

	By:	/s/ Chris Fuglesang
	Name:	Chris Fuglesang
	Title:	Authorized Signatory

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually